Prospectus Filed Pursuant to Rule 424(b)(2)

Registration Numbers 333-123525 and 333-104350

Prospectus Supplement to Prospectus dated April 13, 2005

as previously supplemented by Prospectus Supplement dated June 7, 2005

$250,000,000

Floating Rate Notes due June 1, 2010

The section captioned “Description of the Notes — Maturity, Interest and Payment” on page S-15 in the above-referenced Prospectus Supplement dated June 7, 2005 incorrectly discloses the record date for the payment of interest on the Notes. The referenced disclosure is hereby revised to state that interest payable on each interest payment date will be paid to the persons in whose names the Notes are registered at the close of business on the fifteenth day of the month preceding the month in which such interest payment date occurs, except that interest payable at maturity will be paid to the person to whom principal is paid.

The date of this prospectus supplement is June 9, 2005